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                                                                    EXHIBIT 99.1



KENNAMETAL INC. AND JLK DIRECT DISTRIBUTION INC.
ANNOUNCE AGREEMENT ON ACQUISITION OF JLK MINORITY INTEREST

LATROBE, Pa., September 11,2000 -- Kennametal Inc. (NYSE: KMT) and JLK Direct Distribution Inc. (NYSE: JLK) announced that they have entered into a definitive merger agreement for Kennametal to acquire the outstanding shares of JLK that Kennametal does not already own. Pursuant to the agreement, JLK has agreed to commence a cash tender offer for all of its shares of Class A Common Stock at a price of $8.75 per share. Following JLK's purchase of shares in the tender offer, Kennametal will acquire the remainder of the minority shares at the same price in a merger.

         Kennametal currently owns approximately 83% of JLK. The aggregate value of the entire transaction would be approximately $37 million to acquire the minority interest of approximately 4.3 million shares.

         The transaction has been unanimously approved by JLK's Board of Directors, including its special committee comprised of independent directors of the JLK Board. CIBC World Markets Corp acted as financial adviser to the special committee. The transaction is not conditioned on financing, but is subject to conditions set forth in the merger agreement.

         Disclosure materials, including a tender offer statement describing the agreement and the structure of the transaction, will be filed with the Securities and Exchange Commission (SEC) and transmitted to the minority shareholders of JLK for their careful review. Investors and security holders of JLK are urged to read these disclosure materials when they become available because they will contain important information. When these and other documents are filed with the SEC, they may be obtained for free at the SEC's website at www.sec.gov. Copies of these documents, when available, may also be obtained free of charge from Kennametal and JLK by directing requests to David T. Cofer at the executive headquarters of the companies (724-539-5000).


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